Exhibit 3(i)
Amendment to the Amended and Restated Articles of Incorporation
of Triple-S Management Corporation
Articled TENTH A of the Amended and Restated Articles of Incorporation of Triple-S Management Corporation was amended to read in its entirety as follows:
TENTH:
A.	The business and affairs of the Corporation shall be managed under the direction of a Board of Directors consisting of not less than nine (9) Directors, nor more than nineteen (19) Directors.